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The McGraw-Hill Companies
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STANDARD                       Gary Arne                 55 Water Street
& POOR'S                       Managing Director         New York, NY 10041-0003
                               Financial Services        212 438 5043 Tel
                                                         212 438 5057 Fax
                                                         gary_arne@sandp.com


October 26, 2006


Mr. Jason T. Henry
First Trust Portfolios, L.P.
1001 Warrenville Road
Lisle, Illinois 60532


   Re: First Trust 1265 Nikkei 225 Protected Portfolio, October 2006 Series


Dear Mr. Henry:

Pursuant to your request for a Standard & Poor's rating on the above-referenced trust, we have reviewed the information submitted to us and, subject to the enclosed Terms and Conditions, have assigned a "AAAp N.R. i" to the units of the trust.

The rating is not investment, financial, or other advice and you should not and cannot rely upon the rating as such. The rating is based on the information supplied to us by you or by your agents and does not represent an audit We undertake no duty of due diligence or independent verification of any information. The assignment of a rating does not created a fiduciary relationship between us and you or between us and other recipients of the rating. We have not consented to and will not consent to being named an "expert" under the applicable securities laws, including without limitation, Section 7 of the U.S. Securities Act of 1933. The rating is not a "market rating" nor is it a recommendation to buy, hold, or sell the obligations.

This letter constitutes Standard & Poor's permission to you to disseminate the above-assigned rating to interested parties. Standard & Poor's reserves the right to inform its own clients, subscribers, and the public of the rating.

Standard & Poor's relies on the Sponsor and its counsel, accountants, and other experts for the accuracy and completeness of the information submitted in connection with the rating. This rating is based on financial information and documents we received prior to issuance of this letter. Standard & Poor's assumes that the documents you have provided to us are final. If any subsequent changes were made in the final documents, you must notify us of such changes by sending us the revised final documents with the changes clearly marked.

To maintain the rating, Standard & Poor's must receive all relevant financial information on a monthly basis as outlined in the attached list. Placing us on a distribution list for this information would facilitate the process. You must promptly notify us of all material changes in the financial information and the documents. Additionally, we



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request that you send us the following information as it becomes available: reports to shareholders and the SEC; notification of changes in the board of directors, senior management, investment advisor or sponsor; current prospectus; and press releases. Standard & Poor's may change, suspend, withdraw, or place on Credit Watch the rating as a result of changes in, or unavailability of, such information. Standard & Poor's reserves the right to request additional information if necessary to maintain the rating. Please send all information available to:
Standard & Poor's Ratings Services, 55 Water Street - 33rd floor, New York, New York 10041-0003, Attention: Fund Ratings Surveillance.

Standard & Poor's is pleased to have the opportunity to be of service to you. For more information please visit our website at www.standardandpoors.com. If we can be of help in any other way, please contact us. Thank you for choosing Standard & Poor's and we look forward to working with you again.

Very truly yours,

/s/ Standard & Poor's/GA

Standard & Poor's Ratings Services,
A division of The McGraw-Hill Companies, Inc.

Analytical Contact:        Trudy Guy
                           212 438 5061